SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 04 )*

UNITED SECURITY BANCSHARES
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

911460103
(CUSIP Number)

Richard Shupe, United Security Bancshares, 2126 Inyo St, Fresno, CA 93721 (559)248-4944
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Dennis R. Woods
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 298,861
	6	SHARED VOTING POWER 799,070
	7	SOLE DISPOSITIVE POWER 298,861
	8	SHARED DISPOSITIVE POWER 799,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,097,931
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* IN

Item 1(a) Name of Issuer:
United Security Bancshares
Item 1(b) Address of Issuer's Principal Executive Offices:
2126 Inyo Street
Fresno, California 93721
Item 2(a) Name of Person Filing:
Dennis R. Woods
Item 2(b) Address of Principal Business Office, or if None, Residence:
2126 Inyo Street
Fresno, California 93721
Item 2(c) Citizenship:
U.S.A.
Item 2(d) Title of Class of Securities:
Common Stock, no par value
Item 2(e) CUSIP Number:
911460103
Item 3 Filing pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c):
Not applicable.
Item 4 Ownership.
(a) Amount Beneficially Owned:
1,097,931
(b) Percent of Class:
7.3%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
298,861 shares
(ii) shared power to vote or to direct the vote:
799,070 shares
(iii) sole power to dispose or to direct the disposition of:
298,861 shares
(iv) shared power to dispose or to direct the disposition of:
799,070 shares
Item 5 Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7 Identification of Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8 Identification and Classification of Members of the Group.
Not applicable.
Item 9 Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2014	/s/Dennis R. Woods
Dennis R. Woods